DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each director of the applicable Reporting Persons (the "Instruction C Persons"). As of the date of this statement on Schedule 13D, none of the Reporting Persons has any executive officers. The business address for each of Yolanda Banks McCoy and Georgia Prinsloo is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The business address for Christopher Min Fang Wang is c/o Yunqi Capital Limited, Unit 3703, 37/F, AIA Tower, 183 Electric Road, North Point, Hong Kong.

Directors of Yunqi Path Capital Master Fund:

Name	Present Principal Occupation/Business	Citizenship	Shares Owned
Christopher Min Fang Wang	Chief Investment Officer of Yunqi Capital Limited	Canada	Nil
Yolanda Banks McCoy	Partner at HighWater Limited	United Kingdom	Nil
Georgia Prinsloo	Principal of GFM Ltd	Australia	Nil

Sole director of Yunqi Capital Limited:

Name	Present Principal Occupation/Business	Citizenship	Shares Owned
Christopher Min Fang Wang	Chief Investment Officer of Yunqi Capital Limited	Canada	Nil

Sole director of Yunqi Capital Cayman Company:

Name	Present Principal Occupation/Business	Citizenship	Shares Owned
Christopher Min Fang Wang	Chief Investment Officer of Yunqi Capital Limited	Canada	Nil